Filed by Suzano Papel e Celulose S.A. pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Fibria Celulose S.A.

Filer’s Commission File Number: 333.198.020

Subject Company’s Commission File Number: 001-15018

Date: April 27, 2018

Announcement Regarding the Merger

On April 27, 2018, Suzano Papel e Celulose S.A., a Brazilian corporation (“Suzano”), made available on its website a rebroadcast of the investor conference call on its earnings release for the first quarter of 2018, which includes information about the combination of the operations and the shareholdings of Suzano and Fibria Celulose S.A. (“Fibria”), by means of a corporate reorganization. A transcript of the above-mentioned rebroadcast prepared by a third party is attached as Exhibit 1.

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to sell nor a solicitation of an offer to subscribe for or buy shares, nor is it a substitute for any offer materials that Suzano will, if required, file with the U.S. Securities and Exchange Commission (“SEC”). No offer of securities will be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, or pursuant to an exemption therefrom.

Additional Information and Where to Find It

In connection with the proposed transaction, Suzano may file with the SEC relevant materials, including, in the case of a registered offering in the U.S., a registration statement on Form F-4 (unless an exemption from registration is available) containing a prospectus and other documents regarding the proposed transaction. INVESTORS ARE URGED TO READ THE FORM F-4 AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SUZANO, FIBRIA AND THE PROPOSED TRANSACTION AND RELATED MATTERS. The Form F-4 (if and when filed) and all other documents filed with the SEC in connection with the proposed transaction will be available when filed, free of charge, on the U.S. SEC’s website at www.sec.gov. In addition to the Form F-4 (if and when filed) and all other documents filed by Suzano with the SEC in connection with the proposed transaction will be made available, free of charge, on Suzano’s website at http://www.suzano.com.br.

Forward-Looking Statements

This communication may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company or the transaction, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

EXHIBIT 1

Company Name: Suzano Company Ticker: SUZB3 BZ Date: 2018-04-27 Event Description: Q1 2018 Earnings Call	Market Cap: 44,299.40 Current PX: 40.06 YTD Change($): +21.37 YTD Change(%): +114.339	Bloomberg Estimates - EPS Current Quarter: 0.880 Current Year: 2.531 Bloomberg Estimates - Sales Current Quarter: N.A. Current Year: 12176.625

Q1 2018 Earnings Call

Company Participants

•	Unidentified Speaker
•	Marcelo Feriozzi Bacci, Chief Financial Officer and IR Director
•	Walter Schalka, Chief Executive Officer
•	Leonardo Grimaldi, Executive Officer, Paper Business
•	Carlos Anibal Fernandes de Almeida, Executive Officer of Pulp Business
•	Fabio Prado, Executive Officer of Consumer Goods

Other Participants

•	Unidentified Participant
•	Analyst

Presentation

Operator

Good morning, ladies and gentlemen, thank you for waiting. Welcome to the conference call of Suzano Pulp and Paper to discuss the Results for First Quarter of 2018.

Participants will be in a listen-only mode during the presentation of Mr. Walter Schalka, Chief Executive Officer; Marcelo Bacci, Financial and Investor Relations Executive Officer; Carlos Anibal, Pulp Executive Officer; Leonardo Grimaldi, Paper Executive Officer; and Mr. Fabio Prado, Consumer Goods Executive Officer.

Afterwards, we'll begin the question-and-answer session and further instructions will be provided. (Operator Instructions). We inform that this communication certain statements that are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 as amended.

Some of this forward-looking statements are identified with words like, believe, may, could, would, might, possible, will, should, expect, intend, plan, anticipate, estimate, potential, outlook or continue the negative of these words other terms of similar meaning or the use of future dates.

Forward-looking statements in this communication, including without limitation, statements regarding the declaration of payments, or payment of dividend, the implementation of principal operating and financing strategy and capital expenditure plan, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are example of forward-looking statements.

Such statements reflect the current views of management and are subject to a number of risks and uncertainties. Such statements are qualified by the inherent risks and uncertainties surrounding future expectations generally, and the actual results could differ materially from those currently anticipated due to number of risks and uncertainties.There is now guaranteed that expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors.

Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. Suzano does not undertake any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law. All forward-looking statements in this communication

Company Name: Suzano Company Ticker: SUZB3 BZ Date: 2018-04-27 Event Description: Q1 2018 Earnings Call	Market Cap: 44,299.40 Current PX: 40.06 YTD Change($): +21.37 YTD Change(%): +114.339	Bloomberg Estimates - EPS Current Quarter: 0.880 Current Year: 2.531 Bloomberg Estimates - Sales Current Quarter: N.A. Current Year: 12176.625

Unidentified Speaker

In the year (inaudible) by the cautionary statement. No offer or solicitation.This communication is for informational purposes only and is neither an offer to sell nor a solicitation of an offer to subscribe for or buy shares, nor is it a substitute for any offer materials that Suzano will, if required, file with the US Securities and Exchange Commission the SEC.

No offer of securities will be made in the United States except by means of a prospectus meeting the requirements of Section ten of the U.S. Securities Act of 1933 as amended, or pursuant to an exemption therefrom.

.Additional information and where to find it.

In connection with the proposed business combination transaction with Fibria Celulose S. A. Fibria, Suzano may file with the SEC relevant materials, including, in the case of a registered offering in the U.S. , as a registration statement on FormF - 4. Unless an exemption from registration is available. Containing a prospectus and other documents regarding the proposed transaction.

Investor are urged to read the Form F-4 and other documents that may be filed with the SEC carefully. And in their entirety when they become available because they will contain important information about Suzano, Fibria and the proposed business combination transaction and related matters.

The Form F-4 if and when filed and all other documents filed with the SEC in connection with the proposed transaction will be available when filed.Free of the charge on the US SEC's website at www.sec.gov. In addition to the Form F - 4 if and when filed, all other documents filed by Suzano with the SEC in connection with the proposed business combination transaction will be made available, free of charge, on Suzano's website at www.suzano.com.br.

I will now hand over the call to Mr. Bacci. You may begin. Thank you.

Marcelo Feriozzi Bacci, Chief Financial Officer and IR Director

Good morning, everyone. This is Marcelo Bacci speaking. I would like to make a statement to begin with. To inform you that we will be very restrictive during the presentations and during the Q&A session. In regards to providing projections and other forward-looking statements. As you know we are in the process of registering our shares and ADR with the SEC.

In connection with the Fibria transaction. And therefore we are subject to regulatory restrictions. And we apologize in advance for any frustration that may cause. But we are sure that you all will understand

Unidentified Speaker

that we're focused on making sure the implementation of the announced Fibria go smoothly. And now, I invite Walter to tell us about the highlights of the quarter.

Walter Schalka, Chief Executive Officer

Good morning, everyone. Thank you very much for participating in this event. We are very happy and pleased to announce the results of the first quarter 2018 of Fibria's Suzano Pulp and Paper. I would like to start explaining about the major relevant events that we have in the first quarter. We have -- we closed two major M&A transactions this quarter. The small hydro power plant in Mucuri.

Company Name: Suzano Company Ticker: SUZB3 BZ Date: 2018-04-27 Event Description: Q1 2018 Earnings Call	Market Cap: 44,299.40 Current PX: 40.06 YTD Change($): +21.37 YTD Change(%): +114.339	Bloomberg Estimates - EPS Current Quarter: 0.880 Current Year: 2.531 Bloomberg Estimates - Sales Current Quarter: N.A. Current Year: 12176.625

The consumer good assets of paper, there is a very important milestone for this. We signed the acquisition of land and forests from Duratex and that was a very positive move towards in the Sao Paulo state. We had the refinance of one syndicated loan that we have. We were upgraded by Standard & Poor's and the Investment Grade and this now we have two different issues, as we are investment grade.

And we had -- and we announced on March 16, the major and relevant transaction with the company shareholder's of Fibria to be in combination as that of Suzano Fibria after the preceding condition. Then before we start the financing highlight that is quite important at the growth of a very important quarter for us on several different -- on different areas of company.

The major KPI that we have, I'd like to highlight during this quarter. The first one is our operational cash flow. There is adjusted EBITDA, less sustaining CapEx. That was a record this year this quarter. At this quarter, there is BRL1.265 million. There is more than 100% from the same quarter last year.

Our EBITDA was a record EBITDA of BRL1.5 billion, that is 7% higher than the previous quarter and 80% higher than the first quarter of last year. We had extremely good EBITDA per ton in our pulp business, whereas BRL1,467 per ton and that related to our improvement on pulp prices and Carlos will detail more about that.

We had extremely good results on paper -- major development on the paper side as well. We have higher production and better return on capital employed, and higher EBITDA per ton that is BRL855 per ton. If you analyze our return on of the first quarter is going to be close to 21%, 20.8%, and in top of that we have been deleveraging the company now to a level that we are even more comfortable with them on the (inaudible). We have 1.7x net debt over EBITDA. I think the major KPI is addressing the result of the efforts done 8,000 people in the organization is doing to improve our organization every single day and we are very pleased with that.

Now I'm going to pass to Leonardo, who is going to show, little bit some numbers on the paper side.

Leonardo Grimaldi, Executive Officer, Paper Business

Thanks, Walter and good morning everyone. This is Leonardo and I'm going to present the paper business units results for the first quarter of 2018. The figures presented on the next two slide are specific to the paper business units.

Therefore, excluding Suzano's -- our future business results for the quarter. We have produced 289,000 tonnes in paperboard in the 1Q'18. This is a 5.5 production including compared to the same quarter last year. We have sold 279,000 tonnes in 1Q'18, which is a 5.3% growth when compared to the 1Q'17.

In Brazil (inaudible) has just presented the figures for the 1Q'18. In each day report that the domestic sales of printing and writing grades in paperboard has around 2.4% compared to the 1Q'17. In line with the domestic market scenario we have sold 184,000 tonnes in 1Q'18. However, as we have stated previously, our priority has been the effective implementation of price increases across all -- paper and paperboard grade.

Our international sales have totaled 95,000 tonnes, achieving the 13% growth compared to the 1Q'17. We have sold our product and brand in more than 16 countries worldwide. As a consequent of stability in production, positive sales volumes and ongoing price increases our EBITDA margin for the quarter was BRL888 per tonne. This is a 27% increase in our margin and when compared to the 1Q'17 and a 14% increase compared to the 4Q'17. The paper business unit, ROIC has also increased significantly, reaching 14.4%.

Now the next slide. We present the price increases we have seen so far. The green line represents our average price in Brazil

Walter Schalka, Chief Executive Officer

Company Name: Suzano Company Ticker: SUZB3 BZ Date: 2018-04-27 Event Description: Q1 2018 Earnings Call	Market Cap: 44,299.40 Current PX: 40.06 YTD Change($): +21.37 YTD Change(%): +114.339	Bloomberg Estimates - EPS Current Quarter: 0.880 Current Year: 2.531 Bloomberg Estimates - Sales Current Quarter: N.A. Current Year: 12176.625

now, they have increased 4.1% compared to the fourth Q 2017 and 4.4% compared to the same quarter last year. The blue lines filled our average export prices in US dollars. They have increased 4.2% compared to the fourth Q 2017 and almost yield 11% compared to the same quarter last year.

As per video publications, during the same period, prices of imported printing and aligning papers have risen in most countries in the world. These international price movement due mostly to the increase in production costs, support our pricing strategy both in international markets and also in Brazil.

I would now like to invite Carlos Anibal to present the results for the pulp business unit.

Carlos Anibal Fernandes de Almeida, Executive Officer of Pulp Business

Thanks, Leo and good morning everyone. So, turning to the pulp business results, slide number six. The pulp business delivered a solid Q1 results and performance and we continue to see a healthy demand and products fundamentals across our market. Operationally, we have (inaudible) production amounted 980,000 tonnes, which is up 4%

quarter-on-quarter and 5% year-on-year.

Before talking about (inaudible), I like to remind you, what we said on our last conference call in February. At that time, we said that we would need to build our stock, once we had closed our December 2017, with excluding low inventory. Our figures reached 800,526 [ph] tonnes. What means our stock went up roughly 40,000 tons.

Despite this might increase, we are still running below 30 billion of production and that's really some operational challenge for us. We will continue to build stock in the coming quarter, in order to normalize our service level. Cash costs, as we can see we can realize a downward trend, one of this is 587 and the major trend and that we will have right now are related to chemicals, fuels and many of the (inaudible) at lower price.

Higher pulp price will always increase in (inaudible). Our net price averaged $731 per ton, what is up (inaudible) and

$226 year-on-year. Our EBITDA per ton amounted BRL1,467, that is over $460 and that was driven mainly by higher pulp price and due to the provision execution. EBITDA for the pulp business was about 1.38 billion. We are a

Unidentified Speaker

Performance and ROI reached 18.8% in the last 12 months. Having said that, now I will turn it over to Fabio who will (inaudible).

Fabio Prado, Executive Officer of Consumer Goods

Good morning to you all. In the consumer business we are working with two fronts. Consolidating our brands markets we were minimal and integrating a profit brands into a stable. And what we want them in next year I mean in the first quarter and launching now meanwhile in the second quarter. In both cases, we are building we are good in distribution with greater focus on -- which is at present. Next steps is the integration of operations with Fabrica and finalizing the commissioning of the last two lines in Bahia and Maranhao. Significant results from consumer business will be presented from the second half onward.

Now I will turn it over to Marcelo Baaci.

Marcelo Feriozzi Bacci, Chief Financial Officer and IR Director

Now let's talk about the CapEx. Our CapEx during the quarter was BRL700 million, a pretty much in line with the projections that we get. The maintenance CapEx that was 300 million which is in the right page -- which was (inaudible) 7.2 billion in the year. The other projects of -- competitiveness in addition business are running according to

Company Name: Suzano Company Ticker: SUZB3 BZ Date: 2018-04-27 Event Description: Q1 2018 Earnings Call	Market Cap: 44,299.40 Current PX: 40.06 YTD Change($): +21.37 YTD Change(%): +114.339	Bloomberg Estimates - EPS Current Quarter: 0.880 Current Year: 2.531 Bloomberg Estimates - Sales Current Quarter: N.A. Current Year: 12176.625

schedule to 100 million. And we made the payment for the acquisition of (inaudible) doing this first quarter. Totaling 700 million. Our expectation for the year remains the same, 2.4 billion that will increase the payment for the -- before that we acquired from (inaudible).

On the next slide, we discussed our financial situation. We ended the quarter with a net debt of $2.8 billion with an average that maturity of 85 months. And average cost of that crossing the -- 4.6% in year. This is a very positive and competitive situation in terms of our debt that's allowed the company to grow to the transformational moves that we are going through.

During this process we have seen Investment Grade from Standard & Poor's Standard and now has local initiatives is beginning, we have two radiations -- is moving its investment grade, which is very positive for the company for it's future. Our leverage is now at 1.75% net measured in dollar term. Also according to our expectations.

We have a very comfortable amortization schedule in our debt. And a very sizable test addition of BRL3.4 billion. So we are showing continued improvement in our financial metric.

Unidentified Speaker

We'll talk in the sequence about this timeline for Fibria's transaction. So as you all know, we are announced our view on marketing, the (inaudible) and since then we have been able to achieve some of the milestones that we have for the transaction as a whole. First, there will be approval by the Fibria board, for Fibria to join the agreement that's already done.

Second, important step was the Syndication of the debt, if you remember, the BRL9.2 billion of debt with -- bank to finance this transaction and in the payment these four banks distributed this view to other eight banks, so we now have cloud and this was in a record period of five days only. So, we now are in the situation that we have planned from the beginning in terms of the Syndication of the debt.

In addition on the antitrust side, we have hired all the lawyers and other advisors that we need in the different regions that we need to acquire and we have initiated the good CV profile in those region.

And we are working together with our auditors and some other advisor -- there, the company acquire for registration with the SEC to list in the New York Stock Exchange. We expect to file in the month of May. So after the final just to remember what the sequence of -- after we have been filing and after we have the approval by the SEC. We're going to be able to call the shareholder meeting to (inaudible) this year. Finally, I'll close the transaction from the statutory point of view.

And then there will be still pending regulatory approval by the (inaudible) authority, to get us to before we have this transaction. So everything is going according to the schedule in the path of transaction.

With that we finish this presentation and we are open to Q&A session.

Questions And Answers

Operator

(Operator Instructions) Our first question comes from Lucas Ferreira , JPMorgan.

Unidentified Participant

Hi, good morning everyone. My first question to Carlos Anibal. Carlos, you mentioned about some inventory building. Do you think that will continue in the second quarter, have you already reached a comfortable inventory level or you think you should be -- more inventories in the second quarter. And if you could comment on what you're seeing, especially China

Company Name: Suzano Company Ticker: SUZB3 BZ Date: 2018-04-27 Event Description: Q1 2018 Earnings Call	Market Cap: 44,299.40 Current PX: 40.06 YTD Change($): +21.37 YTD Change(%): +114.339	Bloomberg Estimates - EPS Current Quarter: 0.880 Current Year: 2.531 Bloomberg Estimates - Sales Current Quarter: N.A. Current Year: 12176.625

Unidentified Participant

if prices have been stable or your competitors have been increasing prices in your perspectives for the coming months? And my second question is regarding the merger, if you can comment also if there is a timeline or expectation on what or when you should submit your application for the Antitrust authorities? If you can give us an update on that front?

Thank you very much.

Unidentified Speaker

Sorry. We were in the mute. So, Lucas, good morning. Thank you for your question and started to speak in. So, regarding your first question, related to inventory. It is true that we don't increase inventories again in Q2, and that has to do with the fact that we are running right now in the below 30 days of production. We cannot leave our customers a reasonable service level with that level of inventory. So, we are going to see again some (inaudible) during Q2.

Regarding supply and demand, the market fundamentals, we see the demand as solid and healthy with growth in major regions. The Chinese customers are back in the market at the Chinese New Year and the volumes that are in China are coming according to our expectations. On the supply side of the question, a combination of planted maintenance shutdown and several unexpected (inaudible), who have the major production reasons and adopt limiting the hopes of buying Q1.

Also, very important to mention, the impact of the situation in Europe. We have the related rent limited to supply in the Nordic conference, creating a fiber shortage and consequently, a huge pressure on the long fiber market, that has been reflected by new price announcement. From our long fiber producers, just announced $700 or may in Europe open up the gap of around $150 within long fiber and (inaudible).

Regarding pricing, i wanted to share with you our view on Q1. So, the dynamic that is quite before support the two price announcement for --. one that was in (inaudible) $30 more, and another one that was affected April 1st, seeking the least price in Europe to 1,050.

Unidentified Speaker

On the merger side, Lucas your question, it's Walter answering. We expected to have a surprise to (inaudible) in (inaudible) jurisdictions till end of May. This is what we are working on the track, I think we are in the right track to do it. We check with other jurisdictions and we need to file and pre-order jurisdictions that is going to be Mexico, Turkey and Argentina. Argentina is the only one that we need to do it for closing. And then all the remaining we need to do it immediately pre-closing. And the idea is to file that till the end of May.

Unidentified Participant

Thank you very much.

Operator

The next question comes from Mr. Carlos De Alba with Morgan Stanley.

Unidentified Participant

Company Name: Suzano Company Ticker: SUZB3 BZ Date: 2018-04-27 Event Description: Q1 2018 Earnings Call	Market Cap: 44,299.40 Current PX: 40.06 YTD Change($): +21.37 YTD Change(%): +114.339	Bloomberg Estimates - EPS Current Quarter: 0.880 Current Year: 2.531 Bloomberg Estimates - Sales Current Quarter: N.A. Current Year: 12176.625

Thank you very much everyone. So there is a decent trend in the market going on where paper producers are trying to increase prices and successful in many cases, using the argument that raw material costs or prices have been increasing and therefore, they need to increase price to customers. This is a little bit of clear situation where that creates an incentive for paper prices perhaps not to push back on the higher pulp prices, as a stronger as they would otherwise do, otherwise it would basically till the argument that they need to increase prices. Could you explain, given that you are in the position of seeing what is happening in paper. And also in pulp, could you explain how sustainable this strategy given that as (inaudible) said, at least, if that would be (inaudible) what is going on right now. Thank you.

Carlos Anibal Fernandes de Almeida, Executive Officer of Pulp Business

Okay Carlos. This is Carlos Anibal speaking. We have learned about and the paper price announcement that towards the major market. Every trend we can say, paper price are going up, at different pace for different various in the region. In China, I would like to draw the attention, but the very healthy paper margin for (inaudible). We had seen some improvement for packaging and we believe that this will (inaudible) follow that as well.

So, it is true that we see some support form our customers, all over the places. (inaudible), they have to getting some stability. So they can try to increase their price as well.

Operator

The next question comes

From (inaudible), BTG Pactual.

Analyst

Yes, good morning everyone. Thank you. My first question maybe throughout and -- actually going back sort of total initial points on the transaction and on the -- and on the bureaucratic part, the market has obviously been speculating a lot on how anti-trust regulators would be viewing this merger. A lot of people have been looking at past transactions.

(inaudible)merger. So guys in that context of what could potentially come from the antitrust regulator. Just wanted to hear your thoughts on how the conversations with the lawyers and how all of the analysis that you have been doing. How those -- how that process has been evolving than your expectations on how antitrust regulators will pursue the merger.

My second point to enable just some could define the pulp markets, first of all -- you by one of your thoughts on how, how likely you see potential price increases from here, we've been seeing a trend of relative stability over the past weeks. And as you mentioned supply demand continues very tight inventories, low in certain regions better margins are high.

So I just wanted to see with you the probability you're seeing more price increases in May and June for hardwood. Especially in the context of rising software prices that we've been seeing lately.Also recently, we've been hearing a lot on (inaudible) of a potential new capacity addition in China, which came a bit surprising to many market observer. I wanted to here thoughts on that. So -- thank you very much, gentlemen.

Unidentified Speaker

And that is well said. Thank you very much for your question related with the trialing that we are going to have on several jurisdictions. We are -- since we are in the early stages, we discussed about this. It is very -- not very clear to us, but it is going to be the reaction of the authorities in the different jurisdiction. The perception of our lawyer, very positive.

Company Name: Suzano Company Ticker: SUZB3 BZ Date: 2018-04-27 Event Description: Q1 2018 Earnings Call	Market Cap: 44,299.40 Current PX: 40.06 YTD Change($): +21.37 YTD Change(%): +114.339	Bloomberg Estimates - EPS Current Quarter: 0.880 Current Year: 2.531 Bloomberg Estimates - Sales Current Quarter: N.A. Current Year: 12176.625

But should be tested with the authorities in the different areas. When we are not ready to make any specific comment, how we are going to perform on average single area. Since it's -- we are in the early stage.

On an analysis follows, much -- in the beginning, will not using now at this time. Any guidance, any view on future price. I will ask you to apologize for that. Regards Jamie information that we have is that we're going to have by the end of this year about 600,000 tonnes of full capacity

Unidentified Speaker

several questions about wood availability and environmental permit to run those (inaudible) machine. Also important to say that we are planning to add more (inaudible) paper capacity and therefore that new -- capacity would be fully integrated. This is all we know about --.

Unidentified Participant

Thank you very much guys. And just a final question, just to check. So if we look at the entire transaction on the best estimate guys at this point, when you think the transaction will be closed if everything works out. And then has anything on the final days changed. Is there any update on that front.

Unidentified Speaker

No, not -- as now we do not see any major changes from what we mentioned during this presentation of this transaction at that time we started would be between 10 months, -- continue to be the same. But it's just a matter of checking with all these transaction -- there, (inaudible) transaction was roughly it gives us time then we understand that could be same we do not have any major change on that.

Unidentified Participant

Thank you very much.

Operator

Our next question comes from (inaudible)

Unidentified Participant

Okay. Good morning, everyone. First question on the tissue business, we saw some volumes coming from this business in the past few quarters. If you could comment a bit more if you give us a little bit more of color in terms of volumes, prices also on the cost side. I know that in the beginning of the operation, probably cost a little bit higher and the margins that you're expecting for the business in 2018. Also if you could differentiate how much of this volumes are coming from Suzano, how much are coming from (inaudible) would be useful.

And the second question for Walter, a bit more broad any strategic. I know you're 100% focused on the closing of the Fibria deal right now, but like how do you want to see Suzano positioned let's say in five years' time, in terms of integrating more pulp into paper or in terms of being a bit more diversified in terms of businesses. How do you want to see the company in the future. Thank you.

Company Name: Suzano Company Ticker: SUZB3 BZ Date: 2018-04-27 Event Description: Q1 2018 Earnings Call	Market Cap: 44,299.40 Current PX: 40.06 YTD Change($): +21.37 YTD Change(%): +114.339	Bloomberg Estimates - EPS Current Quarter: 0.880 Current Year: 2.531 Bloomberg Estimates - Sales Current Quarter: N.A. Current Year: 12176.625

Fabio Prado, Executive Officer of Consumer Goods

Hi, it's Fabio here. Thanks for your question. For paper, I mean, so far, nothing to get the closing will be at the end of the Q1 and from Suzano side what we are seeing here is the good progress in terms of getting the right distribution. But of course and I think you understand, I cannot comment on volumes and margin now, due to

Unidentified Speaker

Michael, thank you very much for your question. I think, we have three pillars on our strategy and the first pillar of our strategy is Structural Competitiveness and we have been working on the direction on the last nine years. We are very pleased with the developments that we have. In last year, we had 5.3 of productivity gain every -- basis from the last five years and we are very pleased with that.

Of course, on this pillar (inaudible) with the comment right now. We do not have any granular information related with Fibria to discuss about this inventories and how we are going limit that and when we have the combination of that up, we are going to announce the next to the market ehat is the next step and the next opportunities and we are going to set new target in terms of cash flow to the new entity. Then, we will be extremely pleased to share with the market after the closing of this combination of asset.

The second part of our -- pillar of our strategy is what we call adjacent business. We have been working on tissue. We have been working on lignin, on fluff, (inaudible) and we will continue to follow and supplying new alternatives and new roles for the future. We understand that we need to maximize our asset base and we will look for opportunities to use the quality of our assets that we have to maintain on your business that could create value for our shareholders.

The third part of our strategy I think you remember is to reshape the industry and to reshape and the combination of that to learn on Fibria, it's part of that. We understand that we are going to play an important role on the pulp market worldwide and we will -- at the first moment, Marques tried to deleverage the company access it possible using this level of opportunity of higher pulp prices and FX that is helping us as well, not in the first quarter, but it's going to help for sure in the second quarter and in the next coming quarters in that sense.

And this could lead us to deleverage and the company that then we are going to come back to you later on to discuss after closing -- what would be the further alternative -- strategical in the company for the future.

Unidentified Participant

Perfect.

Unidentified Participant

Thank you very much, Walter. Just a follow-up on the potential growth in the future. Regarding Duratex forces, is there a possibility of expanding the call option that you have for the additional the second tranche. In terms of Land and forest acquisition.

Unidentified Speaker

We didn't get with Duratex above the timing (inaudible). This (inaudible) at this point in time finish July 2 week, (inaudible). And we are considering what we are going to do, if government (inaudible). And we are going to announce that are close to the auction date.

Company Name: Suzano Company Ticker: SUZB3 BZ Date: 2018-04-27 Event Description: Q1 2018 Earnings Call	Market Cap: 44,299.40 Current PX: 40.06 YTD Change($): +21.37 YTD Change(%): +114.339	Bloomberg Estimates - EPS Current Quarter: 0.880 Current Year: 2.531 Bloomberg Estimates - Sales Current Quarter: N.A. Current Year: 12176.625

Unidentified Participant

Okay, thank you very much.

Operator

Our next question comes from John Brandt, HSBC.

Unidentified Participant

Hi good morning, gentlemen. Two questions from me. First, just coming back to the merger. Actually, I don't know if there is any update you can give us on the tax benefits, if you could get to that in more detail. Also I was wondering, what the feedback has been from the clients. I'm sure you've discussed this in some discussion around the merger with clients. I want to know what is their feedback is. And then I guess my second question is for Carlos. It seems that a lot of market observers are pretty bullish on pulp prices, certainly investors are (inaudible) you're very bullish. Are there a lot of (Technical Difficulty).

I'm wondering what is the risk as you see it to the pulp side of things, where work with the market give you as and things. I think we have a pretty good idea on the larger supply coming in. Is there a risk that we see increases supply from debottlenecking at smaller producers, you see a risk that some of the integrated producers who are start selling market pulp. I guess what type of market it is. Thank you.

Marcelo Feriozzi Bacci, Chief Financial Officer and IR Director

John. This is Marcelo speaking. Thank you for your questions on the back side. I think the most important benefits that we are going to have is related to the goodwill creation of the deal. This we have not advanced in terms of having a better understanding of this, because this will (inaudible) depend on the purchase price allocation, which is very complex work that has to be done. That hasn't started yet. So as soon as we have more details, we are going to give back to you, but it is not going to be so soon.

Unidentified Speaker

Related with (inaudible) John, thank you very much for the questions. We have been talking to customers and till now we had positive reactions from them.

Unidentified Speaker

I think we understand the benefit of this transaction in terms of could improve product, could improve service to the customers and could through the combination of the R&D team, great more competitiveness with them, then would have been starting with some of them and there we had extremely positive reaction from the markets.

Carlos Anibal Fernandes de Almeida, Executive Officer of Pulp Business

(inaudible) it's Carlos, as -- back in the beginning however conference call we have been restrictions on commenting about future market developments. So I'll ask to again apologize me for not taking your question. The reason that we, that I can't say that I can't ensure -- at this point in time, our sale related to the macroeconomic and geopolitical risk. Those are new ones that we believe that the fact the pulp price in the future.

Company Name: Suzano Company Ticker: SUZB3 BZ Date: 2018-04-27 Event Description: Q1 2018 Earnings Call	Market Cap: 44,299.40 Current PX: 40.06 YTD Change($): +21.37 YTD Change(%): +114.339	Bloomberg Estimates - EPS Current Quarter: 0.880 Current Year: 2.531 Bloomberg Estimates - Sales Current Quarter: N.A. Current Year: 12176.625

Unidentified Participant

Okay, thank you very much.

Operator

The next question comes from Thiago Lofiego, with Bradesco.

Unidentified Participant

I have one question. (inaudible) If you see a room for the paper price hike initiatives in this year, especially considering the currency has been on the depreciating trend, overall demand has been improving as well. And actually I have a second question to Carlos Anibal, can you talk how have benn the discounts negotiations with, renegotiations with clients, we noticed you realized pulp prices to be, were quite solid in the quarter, nothing about the discounts here. So how were the initiations, if you could give us some color. Thank you.

Unidentified Speaker

Thiago, thank you for your question. We have seen an upward trend in paper and paperboard prices in most markets in the world. As we all know, mainly increasing production costs. We have managed to increase our prices in Brazil more than 4% this quarter and -- in international market. But at this time as per Marcelos's opening statement. We are not giving guidance on our expectations for the next quarter. I am sorry.

Carlos Anibal Fernandes de Almeida, Executive Officer of Pulp Business

So all of you, this is Carlos. At this time we will not make any comment about our commercial policy.

Unidentified Participant

Thank you.

Operator

The next question comes from (inaudible) with Santander.

Unidentified Participant

Good morning. I have two questions. First, I'd like to introduce here the first productivity -- . I understand that (inaudible) is a new frontier and that there is room for improvement in terms of the productivity when compared to the

-- you follow and by eight days

Unidentified Participant

And also if you could share, how much of your guidance of cash crop comes from territories? And secondly, my second question is regarding some credit lines, that will be breached, either by changing control of Fibria or by downgrading (inaudible). So, how is this practice to avoid an anticipation of that amortization and if you are a top fuel, some of those credit was how was the feedback? So this would my questions. Thank you.

Company Name: Suzano Company Ticker: SUZB3 BZ Date: 2018-04-27 Event Description: Q1 2018 Earnings Call	Market Cap: 44,299.40 Current PX: 40.06 YTD Change($): +21.37 YTD Change(%): +114.339	Bloomberg Estimates - EPS Current Quarter: 0.880 Current Year: 2.531 Bloomberg Estimates - Sales Current Quarter: N.A. Current Year: 12176.625

Unidentified Speaker

Thank you very much for your question. As well as answering, I'm going to start with your question related to the forest productivity in Maranhao. Right now, we are facing lower productivity in Maranhao comparing with Bahia and Sao Paulo that have been working on that. And we have been working on -- as well to improve the productivity under use in Maranhao.

We have been improving, but it's something that we are not going to have the benefits of short-term. We are going to see the benefit long-term. We are very pleased with the developments that we are doing, but we are not going to see any major impact on the coming quarters. In the other hand, it's very important that the growth that we have in Maranhao last year affected our -- and this was reflected on our biological assets of last year and affected our youth [ph] and we are working over there to have clones in much better prepare for that. This happens for the future.

Related with the cash growth guidance, we are not giving any guidance to the market right now. As I mentioned during the call, our idea is that after closing of this transaction, we will -- in delight of the synergies that we are going to create with the combination of asset with possibilities to have a lower cash cost and after a deep analysis on that, after the closing we will come back to the market with a new cash cost target for the next coming.

Marcelo Feriozzi Bacci, Chief Financial Officer and IR Director

And I this is Marcelo speaking, in terms of the crystallization, we have two separate situation here. In the case of this existing Suzano, the risk is very small. Most of that is not under any calls of change of control. It is some of the transactions that have change of control, we have talked for the credit person. We see a risk of acceleration. Most of the banks that are involved in those deals are the same banks that are supporting us on the Fibria traditional. So, we wouldn't make sense to accelerate.

On the capital market side,

Unidentified Speaker

our bonds are not subject to early redemption, because it's (inaudible) control. On the previous slide, we have three different situations. This is all public information that I mentioning on the bond side, with Fibria bonds, would be a (inaudible) only if there a downward falling the M&A, there was no down rate falling in the M&A announcements, so (inaudible) on that. And there are the Brazilian capital markets transactions with (inaudible) that have an exploration plus. They have some way out and this will be a procedure to work on the coming months to see how -- what's the (inaudible) they're going to take, but this is not a major number that will not materially affect the financial situation of the combined (inaudible).

Unidentified Participant

Okay, thank you.

Operator

The next question comes from Ivano Westin with Credit Suisse.

Company Name: Suzano Company Ticker: SUZB3 BZ Date: 2018-04-27 Event Description: Q1 2018 Earnings Call	Market Cap: 44,299.40 Current PX: 40.06 YTD Change($): +21.37 YTD Change(%): +114.339	Bloomberg Estimates - EPS Current Quarter: 0.880 Current Year: 2.531 Bloomberg Estimates - Sales Current Quarter: N.A. Current Year: 12176.625

Unidentified Participant

Hi good morning, Walter, Bacci and all the Directors. Thanks for the questions and congratulations on good results. First question on ADR levels 3 in New York [ph] that you mentioned the (inaudible) SEC. You see the green light, (inaudible) after you see the green light, (inaudible) shareholders meeting to approve it. You get this approval, but even after approvals, I understand you have the option to release that immediately or to wait until the conclusion of the deal. So I just wonder, if you have made a decision on it.

Second question funding, after you have this (inaudible) that are (inaudible) bonds matures in 7 to 10 years. So can you please comment on your affiliated plans on the Euro bond issuance (inaudible). Thank you.

Unidentified Speaker

All right, Ivano. Thank you for the questions and there are link somewhat. In the process of the ADRs, we need to file and we need to get the approval first. Once we get the approval, we need to make this decision whether or not going to (inaudible) immediately for only after the closing of the Fibira deal. In principle, we understand that we only list Suzano after the closing, but it is not a decision that we have made at the closing. But we haven't made that decision and we'll discuss this further.

On the funding side, this is linked also to the registry process, because we cannot issue any bones before we finish working on our pro forma financial statements of the combined entities, now which is more or less the same kind of document that we have to present to the SEC. And given with size of the transaction that we need to do in the future for refinancing the loan. It is important to be able to issue registered bond

Unidentified Speaker

In the US market, which also depends on the SEC registration. So our strategy at this point, is to get ready as soon as possible on the formalities to be able to reach to -- in the market or could be able to have the flexibility to go to the market whenever there is a good window. It's difficult to at this point. Say is likely when we're going to go. But we will consider the possibility of taking out the bridge loan even before closing.

Analyst

Thank you. That's very clear.

Operator

The next question comes from Juan Tavarez with Citi.

Unidentified Speaker

Hi, thank you good morning everyone. So my first question, I may have missed it, but we would you can just remind us how the April pulp price hike is going. Is there any specific region at this -- implemented. If you'd be you can just give us an update there. And second just I talking about your paper profitability.

Analyst

Company Name: Suzano Company Ticker: SUZB3 BZ Date: 2018-04-27 Event Description: Q1 2018 Earnings Call	Market Cap: 44,299.40 Current PX: 40.06 YTD Change($): +21.37 YTD Change(%): +114.339	Bloomberg Estimates - EPS Current Quarter: 0.880 Current Year: 2.531 Bloomberg Estimates - Sales Current Quarter: N.A. Current Year: 12176.625

I know you mentioned in your press release that your margins were affected by costs and expenses. Generated by the consumer goods business. I'm curious when did you expect that consumer business before you ramp up in older analysis that was drag on expenses. Right?

Carlos Anibal Fernandes de Almeida, Executive Officer of Pulp Business

So Juan good morning this is Carlos. Thanks for your question. At this time, as Marcelo said in the beginning of our conference call. I'm going to limit my comments on Q1. And apologize me for that. Regarding our consumer goods business unit as per Fabio's presentation, we will start giving through portion that -- on the second half of this year. Separating it from the paper business unit.

Analyst

Do you have a sense of -- because I guess the funding in the press release that you mentioned in that. The reason why you're seeing paper margins in the pressure because it is not fully ramped up or it fully ramp up base. Is there kind of a time line or you expect that to be fully ramp up or --

Unidentified Speaker

No as Marcelo speaking, there are two parts of business. First, there is going to be the integration of the first set of number. To our number that we will start in the second quarter, but still under the paper divisions as soon as we have higher volumes and higher occupational for machines -- the new machines that greenfield that we did in the quarter end is at risk. Which we expect to be in the second half of this year. We are going to segregate completely the business unit, the consumer good business units, including for paper from the (inaudible) operation. Along from the paper pricing.

Just in second half.

Analyst

Very nice. Thank you

Operator

We are now closing the question and answer session. I will pass the call back over to Mr. Walter Schalka for the closing remarks. Please go ahead, sir.

Walter Schalka, Chief Executive Officer

Ladies and gentlemen, I'd like to apologize the frustration that we have been passed earlier, because we are not able to answer some of your question, I think you understand and the reason behind that. But be very transparent and -- view we are very pleased with the development that we have been doing on our operational basis, it was then we have been improving and delivering extremely good results.

In the other hand we are very pleased with the development that we have been in our -- combination asset. Overall this (inaudible) at this point of time. And will continue to work on the direction. I would like to thank you very much for that. And all of you have a very nice and good day. Thank you very much.

Operator

Company Name: Suzano Company Ticker: SUZB3 BZ Date: 2018-04-27 Event Description: Q1 2018 Earnings Call	Market Cap: 44,299.40 Current PX: 40.06 YTD Change($): +21.37 YTD Change(%): +114.339	Bloomberg Estimates - EPS Current Quarter: 0.880 Current Year: 2.531 Bloomberg Estimates - Sales Current Quarter: N.A. Current Year: 12176.625

That concludes the conference call of Suzano pulp and paper. Thank you very much for participating, have a good day.

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